UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
 Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

INDEX

Page
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 — 11
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year	12
EX-23(A)
EX-23(B)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee and Participants
   Nordson Hourly-Rated Employees’ Savings Trust Plan
Westlake, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of the NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN as of December 31, 2006 and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Nordson Hourly-Rated Employees’ Savings Trust Plan as of December 31, 2005 and for the year then ended, were audited by other auditors whose report dated June 27, 2006 expressed an unqualified opinion on the financial statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
During 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nordson Hourly-Rated Employees’ Savings Trust Plan as of December 31, 2006 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 14, 2007
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Nordson Hourly-Rated Employees’ Savings Trust Plan

	December 31
	2006	2005
ASSETS
Receivable — Employer contributions	$589	$380

Investments:
Nordson Corporation common stock	8,525,614	7,305,047
Hartford Life GIC #2374-A, 4%	3,169,098	3,051,210
Mainstay S&P 500 Index Fund I	1,541,983	1,511,054
Mainstay Large Cap Growth I	1,010,815	973,924
KeyBank NA Managed Guaranteed Investment Contract Fund	1,108,257	1,387,932
MFS Intl New Discovery A	1,021,107	671,980
Baron Small Cap Fund	464,916	377,082
Mainstay Balanced Fund I	574,833	546,067
Mainstay Cash Reserves Fund I	514,353	474,567
PIMCO Total Return Fund (Admin)	238,501	263,253
Hartford Life GIC #2374-B, 5%	307,627	359,792
Participant Loans	710,800	697,669

Total Investments	19,187,904	17,619,577

TOTAL ASSETS	19,188,493	17,619,957

LIABILITIES AND NET ASSETS
Payable to Nordson Corporation Union Employees Stock Ownership Plan and Trust	5,416,224	—

TOTAL LIABILITIES	5,416,224	—

Net Assets Available for Benefits at Fair Value	13,772,269	17,619,957

Adjustment from fair value to contract value for fully benefit-responsive contracts	21,782	21,026

NET ASSETS AVAILABLE FOR BENEFITS	$13,794,051	$17,640,983

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Nordson Hourly-Rated Employees’ Savings Trust Plan

	Year Ended December 31
	2006	2005
Additions to Net Assets Attributed to:
Contributions:
Employer	$156,413	$164,365
Employee	422,335	448,688

	578,748	613,053

Interest and dividend income	528,172	431,236
Net unrealized/realized appreciation	2,095,934	195,252

Total Additions	3,202,854	1,239,541

Deductions from Net Assets Attributed to:
Benefits paid to participants	1,633,562	1,947,564

Total Deductions	1,633,562	1,947,564

Net Increase (Decrease)	1,569,292	(708,023)

Transfer to another plan: Nordson Corporation Union Employees Stock Ownership Plan and Trust	(5,416,224)	—

Net Assets Available for Benefits:
Beginning of Year	17,640,983	18,349,006

End of Year	$13,794,051	$17,640,983

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Nordson Hourly-Rated Employees’ Savings Trust Plan
1	Description of Plan

The following description of The Nordson Hourly-Rated Employees’ Savings Trust Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began April 16, 1962, is a defined contribution plan covering certain hourly employees of the Company covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 31, 2006, the ESOP feature of the Plan was spun off into a separate plan, the Nordson Corporation Union Employees Stock Ownership Plan. The assets of the ESOP fund were not transferred to the new plan until after December 31, 2006. As a result, a payable to the Nordson Corporation Union Employees Stock Ownership Plan has been recorded at December 31, 2006.

Eligibility:

All hourly-rated, full time domestic employees of the Company who are covered by a collective bargaining agreement are eligible to participate in the Plan after completion of 90 days of service.

Contributions:

Pre tax employee contribution — Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company.

Post tax employee contribution — Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company.

Employer Contributions — The Company makes contributions equal to 50% of each participant’s contributions which were attributable to the first 6% of compensation, subject to Plan restrictions.

The Company may also make additional discretionary contributions, if authorized by its Board of Directors.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS
Nordson Hourly-Rated Employees’ Savings Trust Plan
1	Description of Plan, Continued

Participants’ Accounts:
A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically, as follows:
a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage increase or decrease in the value of the Fund using a synthetic net asset value approach.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s percentage of regular contribution (1 to 3%) for the Plan year bears to the aggregate percentage of employee’s regular contributions for such Plan year of all active participants. However, no forfeitures of a participant’s account shall be allocated prior to the earlier of a five year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting distribution.
Vesting:

Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 20% for each full year of service.

Forfeitures:

Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures for the years ended December 31, 2006 and 2005 were $1,939 and $5,248, respectively.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through monthly payroll deductions.

NOTES TO FINANCIAL STATEMENTS
Nordson Hourly-Rated Employees’ Savings Trust Plan
1	Description of Plan, Continued

Payment of Benefits:

Upon retirement after age 55, or death or disability if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or in installments. Until distribution, each account shall participate in the allocation of earnings and appreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, there shall be a distribution based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 20% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%. Any portion not distributed shall be forfeited.

Investment Options:

Each participant may direct that all of his contributions and, when the when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 10% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation:

Investments in equity and debt securities, traded on a national exchange, and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

NOTES TO FINANCIAL STATEMENTS
Nordson Hourly-Rated Employees’ Savings Trust Plan
2	Summary of Significant Accounting Policies, Continued

Investment Valuation, Continued:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTES TO FINANCIAL STATEMENTS
Nordson Hourly-Rated Employees’ Savings Trust Plan
2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year presentation.

3	Tax Status

On December 12, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended, however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4	Investments

The Plan’s funds are invested in the common stock of the Company, mutual funds, and guaranteed investment contracts. Investments which constitute more than 5% of the Plan’s net assets are:

	2006	2005
Nordson Corporation common stock	$8,525,614	$7,305,047
Hartford Life GIC #2374-A, 4%	$3,169,098	$3,051,210
Mainstay S&P 500 Index Fund I	$1,541,983	$1,511,054
Mainstay Large Cap Growth I	$1,010,815	$973,924
KeyBank NA Managed Guaranteed Investment Contract Fund	$1,108,257	$1,387,932
MFS Intl New Discovery A	$1,021,107	NA
Participant Loans	$710,800	NA

NOTES TO FINANCIAL STATEMENTS
Nordson Hourly-Rated Employees’ Savings Trust Plan
4	Investments, Continued

During 2006 and 2005, the Plan’s investments changed in fair value as follows:

	2006	2005
Mutual funds	$359,959	$112,016
Common/collective funds	65,898	62,029
Nordson Corporation common stock	1,670,077	21,207

	$2,095,934	$195,252

5	Guaranteed Investment Contracts

Guaranteed investment contracts are valued at contract value because the investments are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in distributions at other than contract value. There are no reserves against contract value for credit risk of contract issuers or otherwise. The fair value of the investment contracts at December 31, 2006 and 2005 was $1,108,257 and $1,387,932. The average yield was approximately 4.71% for 2006 and 4.54% for 2005 and the crediting interest rate was approximately 4.63% for 2006 and 4.51% for 2005. The crediting rate for this investment contract is reset annually by the issuer but cannot be less than zero.

6	Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments, which are included within the Nordson Corporation Stock Fund and the Mainstay Cash Reserves Fund I, is as follows:

	2006	2005
Nordson Match Stock Fund
Net Assets:
Nordson Corporation common stock	$431,310	$378,320
Mainstay Cash Reserves Fund I	28,859	22,542

	$460,169	$400,862

Changes in Net Assets:
Contributions	$3,501	$177
Interest and dividend income	6,470	7,496
Net realized and unrealized gains (losses)	88,585	(4,641)
Distributions to participants	(26,441)	(55,316)
Net transfers to participant-directed funds	(12,808)	(39,185)

	$59,307	$(91,469)

NOTES TO FINANCIAL STATEMENTS
Nordson Hourly-Rated Employees’ Savings Trust Plan
6	Nonparticipant-Directed Investments, Continued

	2006	2005
Nordson ESOP Stock Fund
Net Assets:
Nordson Corporation common stock	$5,403,565	$4,758,426
Mainstay Cash Reserves Fund I	12,659	21,801
Payable to Nordson Corporation Union Employees Stock Ownership Plan and Trust	(5,416,224)	—

	$—	$4,780,227

Changes in Net Assets:
Interest and dividend income	$84,402	$82,299
Net realized and unrealized gains	1,058,876	2,519
Distributions to participants	(478,664)	(514,522)
Fees and expenses	(294)	(787)
Net transfers to participant-directed funds	(28,323)	(4,221)
Transfer to Nordson Corporation Union Employees Stock Ownership Plan and Trust	(5,416,224)	—

	$(4,780,227)	$(434,712)

7	Party-in-Interest Transactions

Certain legal, accounting and administrative expenses are paid by the Company.

8	ESOP Feature

Effective October 1, 2000, the Nordson Corporation Union Employee Stock Ownership Plan was merged into the Plan. As a result of the merger and transfer of the participant accounts, an ESOP feature was maintained under the Plan. Effective December 31, 2006, this feature was spun off into a separate plan.

The Company ESOP contribution for each Plan year shall be such amount, if any, as the Board of Directors of the Company shall determine by action specifying the amount of the contribution and the Plan year for which it is being made. The employer’s contribution can be paid in either cash or in Nordson Corporation common shares, or partly in each. For 2006, there was no ESOP contribution to the Plan.

NOTES TO FINANCIAL STATEMENTS
Nordson Hourly-Rated Employees’ Savings Trust Plan
8	ESOP Feature, Continued

Separate accounts are maintained for each participant. The participant account balances are adjusted for the employer contributions and forfeitures, which are allocated to each participant’s account in the ratio that each participant’s annual compensation bears to the aggregate annual compensation of all participants. If the employer makes a stock contribution, each participant will receive at least one share of Nordson Corporation common stock. Participant accounts are also adjusted for the change in fair value and earnings of assets of the ESOP fund.

Unless the Plan committee directs that dividends earned by shares in the ESOP fund are to be paid to the trustee and reinvested in the respective funds, the committee will direct the Company to pay the dividends in cash directly to eligible participants, or in cash to the trustee for distribution to the eligible participants.

An employee who has participated under the Plan for ten or more years and who has attained age 55 may elect, during his qualified period, to transfer up to 25% of the aggregate balance of his separate ESOP account to the participant’s regular Plan account. For the last Plan year in his qualified period he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes ten years as a participant, whichever is later.

Upon retirement after age 55, or death or disability if earlier, or termination of employment in the case of vested benefits, the balance in the separate account is paid to the participant or his beneficiaries in a lump sum. The participant or his beneficiaries may elect to receive the distribution in cash or common shares of Nordson Corporation. Until distribution, each account shall be eligible to participate in the allocation of dividends and earnings.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the vested portion of the participant’s account balance. The participant’s account vests at the rate of 20% per full year of the participant’s service with the Company. Any portion not vested at the time of termination (other than due to death or permanent disability or attainment of age 55) shall be forfeited.

9	Subsequent Events

Effective January 1, 2007, a participant who has completed at least 3 years of service may elect to have his separate account which is attributable to employer matching contributions and which is invested in the Nordson Match Stock Fund transferred to any other investment option.

Effective January 1, 2007, participants will be 100% vested in employer contributions (adjusted for gains and losses) after 3 full years of service.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Nordson Hourly-Rated Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 015
December 31, 2006

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost**	Value

*	Nordson Corporation common stock	53,998 shares, Common Stock	N/A	$2,690,739
*	Nordson Corporation common stock	117,096 shares, Common Stock	$2,701,115	5,834,875
	Hartford Life GIC #2374-A, 4%	GIC #2374-A, 4%, Annuity Contract	N/A	3,169,098
	Mainstay S&P 500 Index Fund I	47,170 shares, Mutual Fund	N/A	1,541,983
	Mainstay Large Cap Growth I	169,033 shares, Mutual Fund	N/A	1,010,815
^^	KeyBank NA Managed Guaranteed Investment Contract Fund	55,863 shares, Guaranteed Investment Contract	N/A	1,130,039
	MFS Intl New Discovery A	37,348 shares, International Stock Fund	N/A	1,021,107
	Baron Small Cap Fund	20,364 shares, Mutual Fund	N/A	464,916
	Mainstay Balanced Fund I	20,655 shares, Mutual Fund	N/A	574,833
	Mainstay Cash Reserves Fund I	41,518 shares, Money Market Fund	$41,518	41,518
	Mainstay Cash Reserves Fund I	472,835 shares, Money Market Fund	N/A	472,835
	PIMCO Total Return Fund (Admin)	22,977 shares, Bond Fund	N/A	238,501
	Hartford Life GIC #2374-B, 5%	GIC #2374-B, 5%, Annuity Contract	N/A	307,627
*	Participant Loans	Notes receivable (interest ranging from 4% to 9.5%)	N/A	710,800

				$19,209,686

*	Party-in-interest to the Plan.

**	Historical cost provided only for nonparticipant-directed investments.

^^	Amount reported at contract value.

Exhibits
The following exhibits are filed herewith:
Exhibit No.

23-a	Consent of Independent Registered Public Accounting Firm — 2006

23-b	Consent of Independent Registered Public Accounting Firm — 2005
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
Date: June 28, 2007
	By	/s/ Peter S. Hellman
Peter S. Hellman
President, Chief Financial and Administrative Officer Nordson Corporation

	By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Vice President, Controller Nordson Corporation